February 13, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Naoyuki Kimura General Manager General Affairs Department
Phone:	+81-(0)3-6758-6712

Notice of Purchase of Own Shares regarding a Fraction constituting
Less than One Share Resulting from a Share Exchange
(Purchase of Own Shares pursuant to Section 4 and 5 of Article 234 of the Company Law)

MINEBEA MITSUMI Inc. hereby announces that its Board of Directors has resolved the following resolution at a meeting held today regarding a fraction constituting less than one share resulting from a share exchange with respect to Section 4 and 5 of Article 234 of the Company Law.

1.	Reason for Purchase
MITSUMI ELECTRIC CO., LTD. became a wholly owned subsidiary of MINEBEA MITSUMI Inc. as of the effective date on January 27, 2017.
Fractional shares of less than one share of common stock of MINEBEA MITSUMI Inc. which are allocated to the shareholder of MITSUMI ELECTRIC CO., LTD. in association with a share exchange will be handled in accordance with Section 4 and 5 of Article 234 of the Company Law. The Board of Directors has decided at a meeting held today that MINEBEA MITSUMI Inc. to purchase those fractional shares at the closing price (1,212 yen) of the shares of common stock of the Company on the First Section of the Tokyo Stock Exchange on February 13, 2017.

2.	Details of Purchase
(1) Type of shares to be purchased: Shares of common stock of MINEBEA MITSUMI Inc.
(2) Aggregate number of shares to be purchased: 799 shares
(3) Aggregate amount of purchase and exchange: 968,388yen
(4) Date of the resolution: February 13, 2017